SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (Amendment No. 1)

                             Kiewit Materials Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $0.01 Par Value
------------------------------------------------------------------------------
                         (Title of Classes of Securities)

                                        N/A
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                                  (CUSIP Number)

                               Michael F. Norton, Esq.
                                    Kiewit Plaza
                                Omaha, Nebraska 68131
                          Telephone Number: (402) 342-2052
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                    (Name, Address, and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                September 26, 2002
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                (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ------

     Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                           (Continued on following pages)

                               (Page 1 of 4 Pages)
















CUSIP No.    N/A                     13D/A            Page 2 of 4 Pages




1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Kenneth E. Stinson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   -----
                                                              (b)   -----

3     SEC USE ONLY

4     SOURCE OF FUNDS*

          OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 -----

6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF           7    SOLE VOTING POWER
                              0
SHARES

BENEFICIALLY        8    SHARED VOTING POWER
                              0
OWNED BY

EACH                9    SOLE DISPOSITIVE POWER
                              0
REPORTING

PERSON WITH        10    SHARED DISPOSITIVE POWER
                              0
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                              -----

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14     TYPE OF REPORTING PERSON*

          IN











CUSIP No.    N/A                     13D/A            Page 3 of 4 Pages




Item 1.          Security and Issuer.

     The class of securities to which this statement relates is the $0.01 par value Common Stock ("Materials Stock") of Kiewit Materials Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Kiewit Plaza, Omaha, Nebraska 68131.

Item 2.          Identity and Background.

     This statement is being filed by Kenneth E. Stinson, an individual ("Investor"), whose business address is Kiewit Plaza, Omaha, Nebraska 68131. The Investor is the Chairman and Chief Executive Officer of Peter Kiewit Sons', Inc. ("PKS"), and conducts his employment at PKS' principal executive offices located at Kiewit Plaza, Omaha, Nebraska 68131. The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4.          Purpose of Transaction.

     This Amendment No. 1 to Schedule 13D is being filed to report disposition of beneficial ownership of all 2,887,396 Shares of Materials Stock resulting from the sale of Kiewit Materials Company to Rinker Materials Corporation, effective September 26, 2002.

Item 5.          Interest in Securities of the Issuer.

     The Investor ceased to be the beneficial owner of any shares of Materials Stock effective September 26, 2002 pursuant to the sale of Kiewit Materials Company to Rinker Materials Corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not Applicable.
















CUSIP No.    N/A                     13D/A            Page 4 of 4 Pages




Item 7.     Material to be Filed as Exhibits.

     None.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               September 27, 2002
                                           ----------------------------
                                                      (Date)

                                               /s/ Kenneth E. Stinson
                                           ----------------------------
                                                    (Signature)

                                                   Kenneth E. Stinson
                                           ----------------------------
                                                       (Name)